UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 30, 2017 titled “Arcos Dorados Prices Private Placement Of Its 5.875% Senior Notes Due 2027 And Announces Early Tender Results Of Its 2023 Notes”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 30, 2017

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS PRICES PRIVATE PLACEMENT
OF ITS 5.875% SENIOR NOTES DUE 2027 AND
ANNOUNCES EARLY TENDER RESULTS OF ITS 2023 NOTES

Montevideo, Uruguay, March 30, 2017 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced the pricing of U.S.$265,000,000 aggregate principal amount of 5.875% Senior Notes due 2027 to be issued by the Company (the “New Notes”). The New Notes will be issued at a price of 100.000%. The New Notes mature on April 4, 2027 and will be guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The New Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The settlement of the New Notes offering is expected to take place on April 4, 2017, subject to customary closing conditions.

The proceeds from the New Notes offering will be used by the Company (i) to repay the secured loan agreement dated as of March 29, 2016 between Arcos Dourados Comércio de Alimentos Ltda., Arcos Dorados’ Brazilian subsidiary, and Citibank N.A., Bank of America N.A., Itau BBA International plc, JPMorgan Chase Bank, N.A. and Banco Santander (Brasil) S.A., Cayman Islands Branch, as initial lenders, and to unwind the related derivative instruments, (ii) to pay the principal and premium in connection with the Company’s previously announced cash tender offer (the “Offer”) to purchase for cash up to U.S.$80 million aggregate principal amount (such amount, as the same may be increased in the sole discretion of the Company, the “Maximum Tender Amount”) of its properly tendered (and not validly withdrawn) outstanding 6.625% senior notes due 2023 (the “2023 Notes” and together with the New Notes, the “Notes”), and (iii) for general corporate purposes.

The Company today also announced that, pursuant to the Offer, approximately U.S.$45,298,000 aggregate principal amount of the 2023 Notes were validly tendered and not validly withdrawn at or prior to March 29, 2017, at 5:00 p.m., New York City time (the “Early Tender Time”). The complete terms and conditions of the Offer are set forth in the offer to purchase dated March 16, 2017 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase.

Certain information related to the 2023 Notes and the Offer is listed in the table below, including the aggregate principal amount of the 2023 Notes that were validly tendered and not validly withdrawn prior to the Early Tender Time, as reported by the tender and information agent.

Security Description	ISIN Number	CUSIP Number	Principal Amount Outstanding	Principal Amount Tendered
6.625% Senior Notes due 2023	US03965UAB61 (144A) and USG0457FAD99 (Regulation S)	03965UAB6 (144A) and G0457FAD9 (Regulation S)	U.S.$393,767,000	U.S.$45,298,000

The Company will pay the Total Consideration (U.S.$1,070 per U.S.$1,000 principal amount of 2023 Notes, which includes an Early Tender Payment of U.S.$30 per U.S.$1,000 principal amount of 2023 Notes) plus accrued and unpaid interest to, but not including, April 5, 2017 for all 2023 Notes accepted for purchase at the Early Tender Time.

Subject to the Maximum Tender Amount and the other terms and conditions described in the Offer to Purchase, the Offer is scheduled to expire at 11:59 p.m., New York City time, on April 12, 2017 (the “Expiration Time”), unless extended by the Company. Withdrawal rights with respect to the Offer have expired as scheduled and have not been reinstated.

The Offer is subject to the Company’s receipt of net proceeds from the New Notes offering sufficient to purchase all of the 2023 Notes validly tendered, as described more fully in the Offer to Purchase, and to certain customary conditions as described in the Offer to Purchase. The Offer is not conditioned upon any minimum number of 2023 Notes being tendered.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the 2023 Notes. Any 2023 Notes that remain outstanding after the termination of the Offer will continue to be the Company’s obligations. Holders of those outstanding 2023 Notes will continue to have all the rights associated with the 2023 Notes and the indenture governing the 2023 Notes.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as dealer managers (the “Dealer Managers”) in connection with the Offer. Questions regarding the Offer may be directed to Citigroup Global Markets Inc. at (212) 723-6106 (collect) or (800) 558-3745 (U.S. toll-free) and J.P. Morgan Securities LLC at (212) 834-7279 (collect) or (866) 846-2874 (U.S. toll-free). Requests for documentation may be directed to D. F. King & Co., Inc., the information and tender agent for the Offer, at (212) 269-5550 (for banks and brokers), (877) 864-5060 (U.S. toll-free) or email at arcosdorados@dfking.com.

The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of 2023 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the Dealer Managers or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender or refrain from tendering their 2023 Notes. Holders must make their own decision as to whether to tender 2023 Notes and, if so, the principal amount of the 2023 Notes to tender. The Company gives no assurance that the New Notes offering can be completed on any terms.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor will there be any sale of the New Notes, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The New Notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the New Notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Any offer or sale of New Notes in any Member State of the European Economic Area which has implemented Directive 2003/71/EC (as amended, the “Prospectus Directive”) must be addressed to “Qualified Investors” (as defined in the Prospectus Directive).

Investor Relations Contact

Daniel Schleiniger

Vice President of Corporate Communications & Investor Relations

daniel.schleiniger@ar.mcd.com

T: +54 11 4711 2675

*****

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.